John Hancock Investors Trust

John Hancock Tax-Advantaged Global Shareholder Yield Fund

601 Congress Street

Boston MA 02210

February 28, 2022

VIA EDGAR

Mr. Sonny Oh

Senior Counsel

Division of Investment Management

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:       John Hancock Investors Trust

File Nos. 333-251350 & 811-04173

John Hancock Tax-Advantaged Global Shareholder Yield Fund

File Nos. 333-251351 & 811-22056

Dear Mr. Oh,

We submit this letter in response to the comments received by telephone on February 25, 2022, from the staff (“Staff”) of the Securities and Exchange Commission (the “SEC”) with respect to the prior correspondence filed on February 18, 2022 (the “Prior Comments”) in connection with the registration statements filed on the post-effective amendment filing (POS8C) to the Form N-2 on December 28, 2021 (each a “Registration Statement” and together the “Registration Statements”) for the John Hancock Investors Trust and the John Hancock Tax-Advantaged Global Shareholder Yield Fund (each a “Fund” and together the “Funds”). Below is a summary of the comments regarding the Registration Statements provided by the Staff on Friday, February 25, 2022. We respectfully submit this response letter on behalf of the Funds. We believe that the disclosure changes and supplemental responses discussed in this letter are fully responsive to the Staff’s comments, and resolve any matters raised.

Unless otherwise stated herein, defined terms have the same meaning as used by each Fund in its respective Registration Statement.

K&L GATES LLP

State Street Financial Center   One Lincoln Street Boston MA 02111

T +1 617 261 3100  F +1 617 261 3175 klgates.com

JOHN HANCOCK TAX-ADVANTAGED GLOBAL SHAREHOLDER YIELD FUND

PROSPECTUS

1.	Comment — Comment 2 of the Prior Comments asked the Fund to clarify the language under the fifth paragraph under “Prospectus Summary—Investment Strategy,” which noted that “[t]he MSCI World Index tracks the performance of publicly traded large- and mid-cap stocks of developed market companies.” The Staff has requested that a similar change be made to the third paragraph under “Investment Strategies—Equity Strategy.”

Response — The Fund will revise the relevant disclosure to read as follows:

“The MSCI World Index ~~tracks the performance of publicly traded~~ captures large~~-~~ and mid~~-~~ cap representation across 23 ~~stocks of~~ developed market ~~companies~~countries.”

2.	Comment — The Staff notes the deletion of “[t]he manager may consider these ESG factors on all or a meaningful portion of the fund’s investments” under “Investment Strategies—Other Investment Policies—ESG Integration,” and “Risk Factors—General Risks—ESG Integration Risk.” Please include disclosure describing the portion of the fund’s investments which will consider ESG factors.

Response — The Fund will revise the relevant disclosure under “Investment Strategies—Other Investment Policies—ESG Integration,” and “Risk Factors—General Risks—ESG Integration Risk” to read as follows:

“The manager may consider ESG factors that it deems relevant or additive, along with other material factors and analysis, when managing the fund. ESG factors may include, but are not limited to, matters regarding board diversity, climate change policies, and supply chain and human rights policies. The portion of the Fund’s investments for which the manager considers these ESG factors may vary, and could increase or decrease over time. The ESG characteristics utilized in the fund’s investment process may change over time, and different ESG characteristics may be relevant to different investments.”

STATEMENT OF ADDITIONAL INFORMATION

3.	Comment — Please update the disclosure under “Incorporation by Reference” to disclose that the listed documents are incorporated by reference into the SAI and deemed part of the SAI.

Response — The Fund will revise the relevant disclosure to read as follows:

“The documents listed below, and any reports and other documents subsequently filed with the SEC pursuant to Rule 30(b)(2) under the 1940 Act and Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the termination of the offering will be incorporated by reference into this SAI and deemed to be part of this SAI ~~Prospectus~~ from the date of the filing of such reports and documents:”

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4.	Comment — With respect to the “Incorporation by Reference” disclosure, please confirm that there have not been any reports filed under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 filed pursuant to Section 13(a) or Section 15(d) of the Exchange Act since the end of the fiscal year covered by the Fund’s annual report.

Response — Supplementally, the Fund so confirms.

5.	Comment — Under “Incorporation by Reference,” of both the Prospectus and SAI please update the disclosure related to the availability of certain reports on the SEC website to more closely conform to the disclosure included in Form N-2.

Response — The Fund will revise the relevant disclosure of the final paragraph under “Incorporation by Reference,” of both the Prospectus and SAI to read as follows:

“[…] The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, and you ~~You~~ also may obtain a copy of any information regarding the Fund filed with the SEC from the SEC’s website (sec.gov).”

6.	Comment — Please confirm that the “Portfolio Manager Ownership of Shares of the Fund” section will be updated.

Response — The Fund confirms it will make the requested updates.

PART C

7.	Comment — Please correct the alphanumerical order of the Exhibits.

Response — The Fund confirms that the Exhibit letters and numbers will be corrected in the next filing that contains a Part C.

8.	Comment — Please add hyperlinks to all exhibits, including those that were noted to be “filed herewith.”

Response —The Fund notes that all exhibits “filed herewith” in the POS 8C were hyperlinked in the Exhibit List and confirms that hyperlinks will be included within Item 25 of Part C in the next filing that contains a Part C.

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JOHN HANCOCK INVESTORS TRUST

STATEMENT OF ADDITIONAL INFORMATION

9.	Comment — Please update the disclosure under “Incorporation by Reference” to disclose that the listed documents are incorporated by reference into the SAI and deemed part of the SAI.

Response — The Fund will revise the relevant disclosure to read as follows:

“The documents listed below, and any reports and other documents subsequently filed with the SEC pursuant to Rule 30(b)(2) under the 1940 Act and Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the termination of the offering will be incorporated by reference into this SAI and deemed to be part of this SAI ~~Prospectus~~ from the date of the filing of such reports and documents:”

10.	Comment — With respect to the “Incorporation by Reference” disclosure, please confirm that there have not been any reports filed under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 filed pursuant to Section 13(a) or Section 15(d) of the Exchange Act since the end of the fiscal year covered by the Fund’s annual report.

Response — Supplementally, the Fund so confirms.

11.	Comment — Under “Incorporation by Reference,” of both the Prospectus and SAI please update the disclosure related to the availability of certain reports on the SEC website to more closely conform to the disclosure included in Form N-2.

Response — The Fund will revise the relevant disclosure of the final paragraph under “Incorporation by Reference,” of both the Prospectus and SAI to read as follows:

“[…] The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, and you ~~You~~ also may obtain a copy of any information regarding the Fund filed with the SEC from the SEC’s website (sec.gov).”

12.	Comment — Please confirm that the “Portfolio Manager Ownership of Shares of the Fund” section will be updated.

Response — The Fund confirms it will make the requested updates.

PART C

13.	Comment — Please add hyperlinks to all exhibits, including those that were noted to be “filed herewith.”
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Response — The Fund notes that all exhibits “filed herewith” in the POS 8C were hyperlinked in the Exhibit List and confirms that hyperlinks will be included within Item 25 of Part C list in the next filing that contains a Part C.

* * * * *

If you have any questions, please call me at (617) 951-9068 or Pablo Man at (617) 951-9209.

Sincerely,

/s/ Trayne S. Wheeler
Trayne S. Wheeler

cc:	Ariel Ayanna, Assistant Secretary of the Funds

Pablo Man, K&L Gates LLP

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